[Guggenheim Funds Letterhead]

February 14, 2018

Megan Miller
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington DC 20549

RE:	Guggenheim Energy & Income Fund (811-23057)

Dear Ms. Miller
Thank you for your telephonic comments, provided on January 12, 2018, concerning the annual reports to shareholder of Guggenheim Energy & Income Fund (811-23057)) (the “Fund”) for the fiscal year ended September 30, 2017. For ease of reference, we have summarized your comments below followed by our responses.
Comment 1:     We note that with respect to floating rate instruments held by the Fund, the reference rate and spread are listed in Schedule of Investments, with the spread shown in basis points. Considering showing the spread as an interest rate or defining “bps” in the Schedule of Investments definitions.

Response: In future reports, we will show the spread as an interest rate.
Comment 2:    With respect to forward foreign currency exchange contracts, contracts to buy and contracts to sell are shown together in a single chart. Pursuant to Rule 12-13 of Regulation S-X, footnote 1, contracts to buy and contracts to sell should be shown separately.
Response: In future reports, we will show contracts to buy and contracts to sell separately.
Comment 3:    Please include range and weighted average for level 3 investments per ASC 820-10-55-103.
Response: In future reports, we will include a range and weighted average for those applicable level 3 investments.
Comment 4:    Please see the guidance in ASC 820-10-50-2(e) with respect to the Fund’s investments in reverse repurchase agreements and update accordingly in future shareholder reports.
Response: In future reports, we will include additional disclosure regarding reverse repurchase agreements in the ASC 820 leveling table.
Comment 5:    Pursuant to Rule 4-08(m) of Regulation S-X, if the amount of reverse repurchase agreements exceeds 10% of the Fund’s total assets, the aggregate amount of the liability incurred should include accrued interest payable (as opposed to accrued interest payable being shown separately).
Response: In future reports, for those reverse repurchase agreements that exceed 10% of the Fund’s total assets, we will include the accrued interest payable in the total reverse repurchase liability on the Statement of Assets and Liabilities.

Ms. Megan Miller
February 14, 2018

Comment 6:    We note that certain of the Fund’s reverse repurchase agreements have variable rates. Please include the reference rate and spread as applicable.
Response: In future reports, we will include the reference rate and spread to those reverse repurchase agreements that have variable rates.
Comment 7:    Please explain supplementally why reverse repurchase agreements are listed in the financial highlights as senior indebtedness.
Response: The reverse repurchase agreements should not have been listed as senior indebtedness. Historically, some of our closed-end funds have utilized reverse repurchase agreements and lines of credit for leverage. When utilizing both forms of leverage simultaneously, we have footnoted the reverse repurchase agreements with the below disclosure. This footnote was missing in the 9/30/17 annual report:
As a result of the Fund having earmarked or segregated cash or liquid securities to collateralize the transactions or otherwise having covered the transactions, in accordance with releases and interpretive letters issued by the Securities and Exchange Commission (the “SEC”), the Fund doesn’t treat its obligations under such transactions as senior securities representing indebtedness for purposes of the 1940 Act.

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If you have any questions or comments or require any additional information in connection with the above, please do not hesitate to contact me at (312) 357-0380.

Sincerely,

/s/ John L. Sullivan
John L. Sullivan
Chief Financial Officer, Chief Accounting Officer and Treasurer

cc:    Mark E. Mathiasen, Secretary of the Funds
Kevin T. Hardy, Skadden, Arps, Slate, Meagher & Flom LLP